Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2019 AND 2018

(Presented in thousands of United States dollars, unless otherwise stated)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income (Loss) Statements

(Unaudited - Presented in thousands of US dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Sales (note 23)	$61,305	$59,596	$188,204	$203,704
Cost of sales (note 24)	44,634	43,099	127,068	124,478
Mine operating income	16,671	16,497	61,136	79,226

Selling, general and administration (note 25)	6,936	4,967	20,420	19,902
Exploration and evaluation	1,494	193	2,009	546
Share of loss (income) from associates (note 11)	45	124	174	(71)
Foreign exchange loss (note 12)	8,446	768	11,909	2,479
Other expenses (income) (note 26)	1,209	(90)	1,459	1,035
	18,130	5,962	35,971	23,891
Operating Income (loss)	(1,459)	10,535	25,165	55,335

Interest and finance (costs) income, net (note 27)	(60)	210	(24)	(55)
Gain (loss) on derivatives	-	2,053	(1,223)	4,922
	(60)	2,263	(1,247)	4,867
Income (loss) before income taxes	(1,519)	12,798	23,918	60,202

Income taxes
Current income tax expense	5,890	5,961	24,403	27,925
Deferred income tax expense (recovery)	301	(16)	(5,297)	519
	6,191	5,945	19,106	28,444

Net income (loss) for the period	$(7,710)	$6,853	$4,812	$31,758

Earnings (loss) per share (note 22)
Basic	$(0.05)	$0.04	$0.03	$0.20
Diluted	$(0.05)	$0.04	$0.03	$0.20

Weighted average number of common shares outstanding (000's)
Basic	160,292	159,883	160,160	159,734
Diluted	160,292	160,085	161,847	160,009

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Presented in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net income (loss) for the period	$(7,710)	$6,853	$4,812	$31,758

Items that will remain permanently in other comprehensive income:
Changes in fair value of marketable securities, net of $nil tax	-	-	-	(69)
Items that may in the future be reclassified to profit or loss:
Changes in fair value of hedging instruments, net of $nil tax	(64)	229	(856)	409
Total other comprehensive income (loss) for the period	(64)	229	(856)	340
Comprehensive income (loss) for the period	$(7,774)	$7,082	$3,956	$32,098

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Presented in thousands of US dollars)

	September 30,	December 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$72,177	$90,503
Short term investments	-	72,824
Accounts and other receivables (note 5)	33,863	32,769
Inventories (note 6)	15,492	14,386
Other current assets (note 7)	3,976	7,341
Assets held for sale (note 8)	1,069	1,097
	126,577	218,920
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 9)	344,646	312,800
Plant and equipment (note 10)	351,315	192,200
Long-term receivables and other (note 12)	31,964	15,241
Deposits and advances to contractors (note 13)	13,443	43,079
Investment in associates (note 11)	3,538	4,277
Total assets	$871,483	$786,517

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	$62,238	$48,734
Income taxes payable	7,196	8,358
Current portion of lease obligations (notes 3 and 16)	8,483	3,395
Current portion of closure and reclamation provisions (note 19)	2,594	841
	80,511	61,328
NON-CURRENT LIABILITIES
Credit facility (note 17)	109,394	69,302
Deferred tax liabilities	26,147	31,444
Closure and reclamation provisions (note 19)	27,327	15,102
Lease obligations (notes 3 and 16)	16,890	5,371
Other liabilities (note 18)	945	1,166
Total liabilities	261,214	183,713

SHAREHOLDERS' EQUITY
Share capital (note 21)	422,145	420,467
Reserves	19,921	18,946
Retained earnings	168,203	163,391
Total shareholders' equity	610,269	602,804

Total liabilities and shareholders' equity	$871,483	$786,517

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cashflows

(Unaudited - Presented in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
OPERATING ACTIVITIES
Net income (loss) for the period	$(7,710)	$6,853	$4,812	$31,758
Items not involving cash
Depletion and depreciation	12,129	11,413	34,358	34,004
Accretion	123	186	444	558
Income taxes	6,191	5,945	19,106	28,444
Interest expense	137	571	809	1,561
Share based payments expense, net of cash settlements	1,505	(465)	2,111	(2,505)
Share of (income) loss from associates	45	124	174	(71)
Unrealized foreign exchange (gain) loss	(2,606)	(19)	(2,015)	529
Unrealized foreign exchange loss, Lindero construction (note 12)	8,266	-	10,442	-
Unrealized gain (loss) on derivatives	-	(1,243)	2,646	(5,396)
Write-downs and other	1,925	578	1,173	2,451
	20,005	23,943	74,060	91,333
Accounts and other receivables	2,718	1,194	(984)	6,197
Prepaid expenses	619	(44)	2,311	525
Inventories	208	291	(917)	(295)
Trade and other payables	1,610	2,822	(3,182)	(5,860)
Closure and rehabilitation payments	(87)	(182)	(278)	(382)
Cash provided by operating activities	25,073	28,024	71,010	91,518
Income taxes paid	(7,007)	(6,223)	(27,012)	(28,921)
Interest paid	(222)	(527)	(824)	(619)
Interest received	320	646	2,136	2,186
Net cash provided by operating activities	18,164	21,920	45,310	64,164

INVESTING ACTIVITIES
Purchases of short-term investments	-	(73,457)	-	(215,785)
Redemptions of short-term investments	-	47,167	71,008	121,568
Investments in marketable securities	-	(274)	-	(898)
Expenditures on Lindero construction	(45,050)	(24,765)	(120,153)	(36,675)
Capitalized interest on Lindero construction	(784)	(324)	(3,029)	(594)
Additions to mineral properties, plant and equipment	(6,956)	(9,198)	(19,871)	(25,012)
Equipment deposits and advances on Lindero construction, net	-	(7,096)	-	(29,766)
Proceeds from sale of assets	-	-	229	8
Additions to long-term receivables	(10,481)	(2,510)	(27,651)	(4,858)
Cash used in investing activities	(63,271)	(70,457)	(99,467)	(192,012)

FINANCING ACTIVITIES
Transaction costs on debt modification	-	-	-	(792)
Proceeds from credit facility (note 17)	40,000	-	40,000	-
Proceeds from issuance of common shares	-	549	-	945
Payments of lease obligations	(2,287)	-	(6,083)	(906)
Cash provided by (used in) financing activities	37,713	549	33,917	(753)
Effect of exchange rate changes on cash and cash equivalents	2,351	700	1,914	694
Decrease in cash and cash equivalents during the period	(5,043)	(47,288)	(18,326)	(127,907)
Cash and cash equivalents, beginning of the period	77,220	102,455	90,503	183,074
Cash and cash equivalents, end of the period	$72,177	$55,167	$72,177	$55,167

Cash and cash equivalents consist of:
Cash	$27,441	$24,178	$27,441	$24,178
Cash equivalents	44,736	30,989	44,736	30,989
Cash and cash equivalents, end of the period	$72,177	$55,167	$72,177	$55,167

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Presented in thousands of US dollars, except for number of shares)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity
Balance at January 1, 2019	159,939,595	$420,467	$17,882	$(9)	$(42)	$1,115	$163,391	$602,804
Total comprehensive income
Net income for the period	-	-	-	-	-	-	4,812	4,812
Other comprehensive loss	-	-	-	(856)	-	-	-	(856)
Total comprehensive income	-	-	-	(856)	-	-	4,812	3,956

Transactions with owners of the Company
Shares issued pursuant exercise of share units	351,958	1,678	(1,678)	-	-	-	-	-
Share-based payments (note 20)	-	-	3,509	-	-	-	-	3,509
	351,958	1,678	1,831	-	-	-	-	3,509

Balance at September 30, 2019	160,291,553	$422,145	$19,713	$(865)	$(42)	$1,115	$168,203	$610,269

Balance at January 1, 2018	159,636,983	$418,168	$14,726	$147	$27	$1,115	$129,401	$563,584
Total comprehensive income
Net income for the period	-	-	-	-	-	-	31,758	31,758
Other comprehensive income	-	-	-	409	(69)	-	-	340
Total comprehensive income	-	-	-	409	(69)	-	31,758	32,098

Transactions with owners of the Company
Shares issued pursuant exercise of share units	78,150	389	(389)	-	-	-	-	-
Exercise of warrants	204,462	1,890	(945)	-	-	-	-	945
Share-based payments (note 20)	-	-	3,270	-	-	-	-	3,270
	282,612	2,279	1,936	-	-	-	-	4,215

Balance at September 30, 2018	159,919,595	$420,447	$16,662	$556	$(42)	$1,115	$161,159	$599,897

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

1.	Nature of Operations

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and the Lindero Gold Project (“Lindero Project”), which is under construction, in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Basis of Presentation

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements, except for the adoption of new standards effective as of January 1, 2019 (Note 3). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

On November 12, 2019, the Company's Board of Directors approved these interim financial statements for issuance.

Presentation and Functional Currency

These interim financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 29) at the end of each reporting period.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

3.	Significant Accounting Policies and Adoption of New Accounting Standards

a)  IFRS 16 Leases

The Company adopted IFRS 16 effective January 1, 2019. The following is the new accounting policy for leases under IFRS 16.

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset (“ROU asset”), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or to low value assets, which is made on an asset by asset basis.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated depreciation, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is depreciated from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	the exercise price under a purchase option that the Company is reasonably certain to exercise;
•	lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and
•	penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in the consolidated statement of income in the period in which they are incurred.

The ROU assets are presented within “Plant and equipment” and the lease liabilities are presented in “Lease obligations” on the balance sheet.

b) Adoption of IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17, Leases, and IFRIC 4, Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right of use asset and liabilities for leases with less than 12 months of lease term;
•	Excluded initial direct cost from measuring the right of use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains an option to extend or terminate the lease.

At transition to IFRS 16, for those leases classified as operating leases under IAS 17, the lease liabilities were measured at the present value of the remaining lease payments and discounted using each operation’s applicable incremental borrowing rate as of January 1, 2019. As a result, the Company, as a lessee, has recognized $7,316 within Lease Obligations representing its obligation to make lease payments. ROU assets of the same amount were recognized within Plant and Equipment, representing its right to use the underlying assets. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.32%.

The Company leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the ROU asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The following table summarizes the difference between operating lease commitments disclosed immediately preceding the date of initial application and lease liabilities recognized on the balance sheet at the date of initial application:

Operating lease obligations as at December 31, 2018	$2,553
Leases with lease term of 12 months or less and low value assets	(825)
Embedded leases identified in existing service contracts	6,162
Effect of discounting at incremental borrowing rate	(574)
Lease liabilities recognized as at January 1, 2019	7,316
Lease liabilities from finance leases previously recorded in lease obligations	8,767
Total lease liabilities as at January 1, 2019	16,083
Less current portion	(6,120)
Non-current portion	$9,963

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

c) Adoption of IFRIC 23 Uncertainty over Income Tax Treatments

This interpretation sets out how to determine the accounting for a tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no impact on its interim financial statements.

4.	Use of Estimates, Assumptions and Judgements

The preparation of these interim financial statements requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such estimates, assumptions and judgements are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such estimates, assumptions and judgements are pervasive throughout the interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and nine months ended September 30, 2019, the Company applied the critical estimates, assumptions and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2018, except for the new significant estimates, assumptions and judgements related to lessee accounting under IFRS 16, which are described below.

Significant estimates, assumptions and judgments made by management on adoption of IFRS 16 Leases primarily included judgement about whether the lease conveys the right to use a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant estimates, assumptions and judgments over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

5.	Accounts and Other Receivables

	September 30,	December 31,
	2019	2018
Trade receivables from concentrate sales	$22,806	$28,132
Advances and other recoverable amounts	2,521	3,179
Value added taxes recoverable	8,536	1,458
Accounts and other receivables	$33,863	$32,769

The Company’s trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers and no amounts were past due as at September 30, 2019 or December 31, 2018.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

6.	Inventories

	September 30,	December 31,
	2019	2018
Concentrate stockpiles	$2,197	$1,671
Ore stockpiles	4,266	3,166
Materials and supplies	9,029	9,549
Inventories	$15,492	$14,386

During the three and nine months ended September 30, 2019, the Company expensed $43,971 and 125,036 (three and nine months ended September 30, 2018 – $41,033 and $121,352) of inventories to cost of sales.

7.	Other Current Assets

	September 30,	December 31,
	2019	2018
Derivative assets	$-	$2,646
Income tax recoverable	1,517	136
Prepaid expenses	2,459	4,559
Other current assets	$3,976	$7,341

8.	Assets Held for Sale

Changes to assets held for sale during the year ended December 31, 2018 and the nine months ended September 30, 2019 are as follow:

Balance at December 31, 2017	$1,701
Transfer from property, plant and equipment	194
Disposals	(107)
Write-downs	(691)
Balance at December 31, 2018	1,097
Disposals	(28)
Balance at September 30, 2019	$1,069

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

9.	Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885
Additions	4,564	5,915	23,747	2,545	36,771
Changes in closure and reclamation provision	222	276	13,074	-	13,572
Write-downs	-	-	-	(1,728)	(1,728)
Balance at September 30, 2019	$126,411	$181,800	$192,675	$8,614	$509,500

ACCUMULATED DEPLETION
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085
Depletion	4,436	12,333	-	-	16,769
Balance at September 30, 2019	$72,643	$92,211	$-	$-	$164,854

Net Book Value at September 30, 2019	$53,768	$89,589	$192,675	$8,614	$344,646

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2017	$112,669	$164,198	$140,154	$4,150	$421,171
Additions	8,240	12,035	14,782	3,647	38,704
Changes in closure and reclamation provision	716	(624)	918	-	1,010
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885

ACCUMULATED DEPLETION
Balance at December 31, 2017	$61,053	$63,506	$-	$-	$124,559
Depletion	7,154	16,372	-	-	23,526
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085

Net Book Value at December 31, 2018	$53,418	$95,731	$155,854	$7,797	$312,800

During the three and nine months ended September 30, 2019, the Company capitalized $1,096 and $2,938 (three and nine months ended September 30, 2018 - $110 and $403) of interest related to the construction of the Lindero Project.

The assets of the Caylloma Mine and the San Jose Mine and their holding companies, are pledged as security under the Company’s credit facility.

Exploration and Evaluation Assets

	Mexico		Argentina			Serbia
	Tlacolula	Pachuca	Arizaro	Esperanza	Incachule	Barje	Others	Total
Balance, December 31, 2017	$3,128	$-	$366	$50	$50	$491	$65	$4,150
Additions	170	-	568	737	717	1,447	8	3,647
Balance, December 31, 2018	3,298	-	934	787	767	1,938	73	7,797
Additions	218	961	2	19		1,224	121	2,545
Write-off	-	(961)	-	-	(767)	-	-	(1,728)
Balance at September 30, 2019	$3,516	$-	$936	$806	$-	$3,162	$194	$8,614

During the three and nine months ended September 30, 2019, the Company incurred $668 and $2,545 (three and nine months ended September 30, 2018 - $662 and $3,647) of exploration and evaluation expenditures of which $961 were expensed. In addition, the Company wrote down $767 relating to a greenfield exploration project (three and nine months ended September 30, 2018 – nil).

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

10.	Plant and Equipment

	Machinery and equipment	Buildings and leasehold improvements	Furniture, other equipment and transport units	Assets under lease [1]	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087
Initial adoption IFRS 16 (note 3(b))	-	-	-	7,316	-	-	7,316
Balance at January 1, 2019	$74,188	$141,318	$11,066	$20,727	$52,964	$6,140	$306,403
Additions	908	253	2,979	14,658	147,067	6,658	172,523
Changes in closure and reclamation provision	170	-	-	-	-	-	170
Disposals	(433)	-	(34)	-	-	-	(467)
Reclassifications	459	16,370	1,583	-	(10,646)	(7,766)	-
Balance at September 30, 2019	$75,292	$157,941	$15,594	$35,385	$189,385	$5,032	$478,629

ACCUMULATED DEPRECIATION
Balance at December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887
Disposals	(200)	-	(32)	-	-	-	(232)
Depreciation	5,438	9,538	1,493	4,190	-	-	20,659
Balance at September 30, 2019	$41,081	$75,085	$6,851	$4,297	$-	$-	$127,314

Net Book Value at September 30, 2019	$34,211	$82,856	$8,743	$31,088	$189,385	$5,032	$351,315

(1)	The Company leases various pieces of equipment that were previously classified as finance leases under IAS 17. For these finance leases the carrying amount at January 1, 2019 under IFRS 16 of the right-of-use asset of $13,411 and the lease liability of $8,767 were determined based on the carrying amount of the asset under finance lease and finance lease liability, respectively, under IAS 17 immediately before that date.

	Machinery and equipment	Buildings and leasehold improvements	Furniture, other equipment and transport units	Equipment under finance lease	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2017	$62,217	$131,738	$7,478	$7,295	$4,360	$8,561	$221,649
Additions	3,122	390	7,405	-	59,356	8,858	79,131
Changes in closure and reclamation provision	550	-	-	-	-	-	550
Disposals	(1,859)	-	(358)	(26)	-	-	(2,243)
Reclassifications	10,158	9,190	(3,459)	6,142	(10,752)	(11,279)	-
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087

ACCUMULATED DEPRECIATION
Balance at December 31, 2017	$27,570	$52,353	$4,552	$3,510	$-	$-	$87,985
Disposals	(1,719)	-	(295)	(26)	-	-	(2,040)
Reclassifications	3,152	538	18	(3,708)	-	-	-
Depreciation	6,840	12,656	1,115	331	-	-	20,942
Balance at December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887

Net Book Value at December 31, 2018	$38,345	$75,771	$5,676	$13,304	$52,964	$6,140	$192,200

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

11.	Investment in Associates

As at September 30, 2019, investments in associates were comprised of:

	Proportion of ownership held		Market Value (C$)
Name	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Medgold Resources Corp. ("Medgold")	22%	22%	$2,213	$2,740
Prospero Silver Corp. ("Prospero")	27%	27%	$773	$927

Medgold and Prospero are Canadian public companies which both trade on the TSX Venture Exchange under the ticker symbols MED and PSL, respectively, and are quoted in Canadian dollars (“C$”). Medgold’s principal business activity is the acquisition and exploration of resource properties in Serbia and Prospero’s principal business activity is the acquisition and exploration of resource properties in Mexico.

	Medgold	Prospero	Total
Balance at December 31, 2017	$2,694	-	$2,694
Shares and warrants presented as marketable securities, December 31, 2017	-	556	556
Fair value adjustments prior to May 18, 2018	-	(99)	(99)
Exercise of warrants	-	624	624
Purchase of additional shares	249	274	523
Share of net income (loss)	132	(153)	(21)
Balance at December 31, 2018	3,075	1,202	4,277
Write-down of investment	-	(565)	(565)
Share of net loss	(121)	(53)	(174)
Balance at September 30, 2019	$2,954	$584	$3,538

During the three and nine months ended September 30, 2019, the Company wrote-down its investment in Prospero to $584.

12.	Long-Term Receivables and Other

	September 30,	December 31,
	2019	2018
Value added tax recoverable - Lindero (1)	$28,201	$15,241
Value added tax recoverable - San Jose	1,508	-
Income tax recoverable (note 31 (d))	1,284	-
Other assets	971	-
Long-term receivables and other	$31,964	$15,241
(1)	The Company expects to start recovering the value added tax amount after commencement of commercial production at the Lindero Project.

During the three and nine months ended September 30, 2019, the Company recognized a FX loss of $8,839 and $10,928, respectively, related to the value added tax recoverable for Lindero.

13.	Deposits and Advances to Contractors

As at September 30, 2019, the Company has advanced $13,443 (December 31, 2018 – $43,079) to contractors related to the construction of the Lindero Project.

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

14.	Trade and Other Payables

	September 30,	December 31,
	2019	2018
Trade accounts payable	$12,701	$14,099
Lindero construction payables	29,579	13,549
Refundable deposits to contractors	1,399	1,091
Payroll payable	10,695	12,696
Mining royalty payable	736	890
Value added taxes payable	401	-
Interest payable	748	189
Due to related parties (note 15 and 20)	11	17
Other payables	1,264	931
Derivative liability	1,080	224
Deferred share units payable (note 20(a))	2,978	3,116
Restricted share units payable (note 20(b))	646	1,932
Total trade and other payables	$62,238	$48,734

15.	Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three and nine months ended September 30, 2019 and 2018:

a)    Purchase of Goods and Services

During the three and nine months ended September 30, 2019 and 2018, the Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s Chairman, is a director.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Personnel costs	$6	$23	$11	$116
General and administrative expenses	33	9	146	168
	$39	$32	$157	$284

As at September 30, 2019, the Company has outstanding balances payable to Gold Group Management Inc. of $11 (December 31, 2018 - $17). Amounts due to related parties are due on demand and are unsecured.

b)	Key Management Personnel

During the three and nine months ended September 30, 2019 and 2018, the Company was charged for consulting services by Mario Szotlender, a director of the Company, and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s Chairman, is a director.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Salaries and benefits	$1,347	$1,215	$4,433	$3,152
Directors fees	164	161	526	530
Consulting fees	45	35	101	105
Share-based payments	1,621	(250)	3,099	3,328
	$3,177	$1,161	$8,159	$7,115

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

16.	Lease Obligations

	Minimum lease payments
	September 30,	December 31,
	2019	2018
Less than one year	$9,377	$3,912
Between one and five years	14,998	5,744
	39,842	9,656
Less: future finance charges	(14,469)	(890)
Present value of minimum lease payments	$25,373	$8,766

Presented as:
Current portion	$8,483	$3,395
Non-current portion	16,890	5,371

17.	Credit Facility

Balance at December 31, 2017	$39,871
Loss on modification	653
Transaction costs paid	(1,338)
Amortization of transaction costs	116
Drawdown of facility	30,000
Balance at December 31, 2018	69,302
Amortization of transaction costs	92
Drawdown of facility	40,000
Balance at December 31, 2019	$109,394

As at September 30, 2019, there is $40,000 undrawn under the credit facility. The Company was in compliance with all of the covenants under the credit facility as at September 30, 2019 and December 31, 2018.

18.	Other Liabilities

	September 30,	December 31,
	2019	2018
Restricted share units (note 20)	$150	$125
Other non-current liabilities	795	1,041
	$945	$1,166

19.	Reclamation and Closure Provisions

	Closure and Rehabilitation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance at December 31, 2018	$10,800	$3,716	$1,427	$15,943
Changes in estimate	392	276	13,074	13,742
Reclamation expenditures	(172)	(106)	-	(278)
Accretion	249	195	66	510
Effect of changes in foreign exchange rates	-	4	-	4
Balance at September 30, 2019	11,269	4,085	14,567	29,921
Less: Current portion	(2,433)	(161)	-	(2,594)
Non-current portion	$8,836	$3,924	$14,567	$27,327

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Closure and Rehabilitation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance at January 1, 2018	$9,624	$4,100	$509	$14,233
Changes in estimate	1,266	(624)	896	1,538
Reclamation expenditures	(559)	(123)	-	(682)
Accretion	469	361	22	852
Effect of changes in foreign exchange rates	-	2	-	2
Balance at December 31, 2018	10,800	3,716	1,427	15,943
Less: Current portion	(682)	(159)	-	(841)
Non-current portion	$10,118	$3,557	$1,427	$15,102

Reclamation and closure provisions represent the present value of reclamation costs related to mine and development sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of reclamation and closure obligations during the three and nine months ended September 30, 2019.

	Closure and Rehabilitation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Anticipated settlement date	2022 - 2027	2025 - 2037	2029 - 2042
Undiscounted uninflated estimated cash flow	$11,095	$4,088	$17,420	$32,603
Estimated life of mine (years)	10	6	14
Discount rate	3.00%	6.88%	1.94%
Inflation rate	2.00%	3.58%	2.00%

The Company is expecting to incur annual reclamation expenses throughout the mine life.

20.	Share Based Payments

During the three and nine months ended September 30, 2019, the Company recognized $1,459 and $3,108, respectively (three and nine months ended September 30, 2018 - $771 and $2,213, respectively) of share-based payment expenses related to the outstanding deferred, restricted and performance share units.

For the three and nine months ended September 30, 2019, the Company recognized a share-based payment expense of $83 and $459, respectively, related to stock options (three and nine months ended September 30, 2018 – $327 and $1,033, respectively).

(a)    Deferred Share Units

	Cash Settled
	Number of Deferred Share Units	Fair Value
Outstanding, December 31, 2017	974,179	$5,094
Granted	101,612	482
Units paid out in cash	(225,724)	(1,251)
Changes in fair value	-	(1,209)
Outstanding, December 31, 2018	850,067	3,116
Granted	111,804	405
Changes in fair value	-	(543)
Outstanding, September 30, 2019	961,871	$2,978

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(b)	Restricted Share Units

	Cash Settled		Equity Settled
	Number of Restricted Share Units	Fair Value	Number of Restricted Share Units
Outstanding, December 31, 2017	980,476	$3,935	390,751
Granted	87,759	414	422,030
Units paid out in cash	(405,821)	(1,915)	-
Vested	-	-	(78,150)
Forfeited or cancelled	(3,029)	(15)	-
Changes in fair value and vesting	-	(362)	-
Outstanding, December 31, 2018	659,385	2,057	734,631
Granted	139,661	506	633,914
Units paid out in cash	(406,209)	(1,465)	-
Vested	-	-	(201,633)
Changes in fair value and vesting	-	(303)	-
Outstanding, September 30, 2019	392,837	$795	1,166,912

Current portion		645
Non-current portion		150
Outstanding, September 30, 2019		$795

During the nine months ended September 30, 2019, the Company granted 633,914 (2018 – 422,030) equity-settled restricted shares with a fair value of $3.62 (C$4.83) per share unit (2018 – between $4.71 (C$6.20) and $5.54 (C$7.15) per share unit).

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of Performance Share Units	Fair Value	Number of Performance Share Units
Outstanding, December 31, 2017	553,459	$2,691	-
Granted	-	-	1,002,166
Units paid out in cash	(553,459)	(2,596)	-
Changes in fair value and vesting	-	(95)	-
Outstanding, December 31, 2018	-	-	1,002,166
Granted	-	-	422,609
Vested	-	-	(150,325)
Outstanding, September 30, 2019	-	$-	1,274,450

During the nine months ended September 30, 2019, the Company granted 422,609 (nine months ended September 30, 2018 – 1,002,166) equity settled, performance share units which vest 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant based on prescribed performance metrics. The share units granted in the current period are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.  The fair value of the share units on the grant date was $3.62 (C$4.83) (nine months ended September 30, 2018 – $4.71 (C$6.20)).

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at September 30, 2019, a total of 1,574,403 stock options were available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2017	1,155,527	$5.56
Exercised	(20,000)	0.85
Granted	648,502	6.21
Outstanding, December 31, 2018	1,784,029	5.85
Outstanding, September 30, 2019	1,784,029	$5.85
Vested and exercisable, December 31, 2018	826,680	$5.37
Vested and exercisable, September 30, 2019	1,459,779	$5.77

21.	Share Capital

a)    Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

22.	Earnings per Share

	Three months ended September 30,		Nine months ended September 30,
Basic	2019	2018	2019	2018
Net income (loss) for the period	$(7,710)	$6,853	$4,812	$31,758
Weighted average number of shares (000's)	160,292	159,883	160,160	159,734
Earnings (loss) per share - basic	$(0.05)	$0.04	$0.03	$0.20

	Three months ended September 30,		Nine months ended September 30,
Diluted	2019	2018	2019	2018
Net income (loss) for the period	$(7,710)	$6,853	$4,812	$31,758

Weighted average number of shares (000's)	160,292	159,883	160,160	159,734
Incremental shares from options	-	175	-	190
Incremental shares from share units	-	16	1,687	61
Incremental shares from warrants	-	11	-	24
Weighted average diluted number of shares (000's)	160,292	160,085	161,847	160,009
Diluted earnings (loss) per share	$(0.05)	$0.04	$0.03	$0.20

For the three and nine months ended September 30, 2019, 1,784,029 out of the money options were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive (three and nine months ended September 30, 2018 – 7,551 and 3,236, respectively). In addition, for the three months ended there were 2,441,362 anti-dilutive share units excluded from the above calculation (three and nine months ended September 30, 2018 – nil).

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

23.	Sales

The Company’s geographical analysis of revenue from contracts with customers, attributed based on the location of the products produced, is as follows:

By-product and geographical area

	Three months ended September 30, 2019
	Peru	Mexico	Total
Silver-gold concentrates	$-	$43,252	$43,252
Silver-lead concentrates	10,008	-	10,008
Zinc concentrates	7,667	-	7,667
Provisional pricing adjustments	(2)	380	378
Sales to external customers	$17,673	$43,632	$61,305

	Three months ended September 30, 2018
	Peru	Mexico	Total
Silver-gold concentrates	$-	$39,769	$39,769
Silver-lead concentrates	10,526	-	10,526
Zinc concentrates	10,684	-	10,684
Provisional pricing adjustments	(694)	(689)	(1,383)
Sales to external customers	$20,516	$39,080	$59,596

	Nine months ended September 30, 2019
	Peru	Mexico	Total
Silver-gold concentrates	$-	$134,268	$134,268
Silver-lead concentrates	29,385	-	29,385
Zinc concentrates	25,435	-	25,435
Provisional pricing adjustments	(537)	(347)	(884)
Sales to external customers	$54,283	$133,921	$188,204

	Nine months ended September 30, 2018
	Peru	Mexico	Total
Silver-gold concentrates	$-	$138,464	$138,464
Silver-lead concentrates	32,118	-	32,118
Zinc concentrates	37,012	-	37,012
Provisional pricing adjustments	(820)	(3,070)	(3,890)
Sales to external customers	$68,310	$135,394	$203,704

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

24.	Cost of Sales

	Three months ended September 30, 2019			Nine months ended September 30, 2019
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$9,873	$17,068	$26,941	$26,826	$49,317	$76,143
Salaries and benefits	1,831	1,898	3,729	5,550	5,565	11,115
Workers' participation	113	1,256	1,369	576	3,514	4,090
Depletion and depreciation	3,505	8,188	11,693	9,853	23,195	33,048
Royalties	42	860	902	131	2,541	2,672
	$15,364	$29,270	$44,634	$42,936	$84,132	$127,068

	Three months ended September 30, 2018			Nine months ended September 30, 2018
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$11,465	$14,514	$25,979	$28,605	$44,376	$72,981
Salaries and benefits	2,164	1,461	3,625	5,406	4,354	9,760
Workers' participation	296	978	1,274	1,435	3,950	5,385
Depletion and depreciation	3,343	7,995	11,338	9,801	23,972	33,773
Royalties	49	834	883	170	2,409	2,579
	$17,317	$25,782	$43,099	$45,417	$79,061	$124,478

For the three and nine months ended September 30, 2019, depletion and depreciation includes $585 and $1,682 (September 30, 2018 - $nil) of right-of-use assets depreciation.

25.	Selling, General, and Administration

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Selling, general and administrative	$5,056	$5,123	$15,859	$15,422
Workers' participation	338	288	994	1,234
	5,394	5,411	16,853	16,656
Share-based payments	1,542	(444)	3,567	3,246
	$6,936	$4,967	$20,420	$19,902

26.	Other Expenses (Income)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Write-down of investment in associate	$533	$-	$533	$-
Write-off of mineral properties	767	-	767	-
Loss (gain) on disposal of assets	8	(7)	2	(8)
Write-off of accounts receivable	-	-	-	619
Write-off of spare parts	-	-	-	410
Other (income) expenses	(99)	(83)	157	14
	$1,209	$(90)	$1,459	$1,035

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

27.	Interest and Finance (Costs) Income, Net

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Interest income	$288	$966	$1,509	$2,528
Interest expense	(128)	(448)	(744)	(1,226)
Bank stand-by and commitment fees	(97)	(122)	(345)	(334)
Accretion expense	(123)	(186)	(444)	(558)
Loss on debt restructuring	-	-	-	(465)
	$(60)	$210	$(24)	$(55)

28.	Segmented Information

The following summary describes the operations of each reportable segment:

•	Bateas – operates the Caylloma silver, lead and zinc mine
•	Cuzcatlan – operates the San Jose silver-gold mine
•	Mansfield – construction of the Lindero Project
•	Corporate – corporate stewardship

	Three Months Ended September 30, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$17,673	$43,632	$-	$61,305
Cost of sales before depreciation and depletion	-	(11,859)	(21,082)	-	(32,941)
Depreciation and depletion in cost of sales	-	(3,505)	(8,188)	-	(11,693)
Selling, general, and administration	(4,059)	(974)	(1,903)	-	(6,936)
Other expenses	(1,668)	(63)	(134)	(9,329)	(11,194)
Finance items	(83)	(69)	92	-	(60)
Segment (loss) profit before taxes	(5,810)	1,203	12,417	(9,329)	(1,519)
Income taxes	(413)	(1,039)	(4,739)	-	(6,191)
Segment (loss) profit after taxes	$(6,223)	$164	$7,678	$(9,329)	$(7,710)

	Three Months Ended September 30, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$20,516	$39,080	$-	$59,596
Cost of sales before depreciation and depletion	-	(13,974)	(17,787)	-	(31,761)
Depreciation and depletion in cost of sales	-	(3,343)	(7,995)	-	(11,338)
Selling, general, and administration	(1,950)	(1,026)	(1,991)	-	(4,967)
Other income (expenses)	(203)	(48)	(690)	(54)	(995)
Finance items	(345)	2,355	253	-	2,263
Segment (loss) profit before taxes	(2,498)	4,480	10,870	(54)	12,798
Income taxes	(182)	(1,393)	(1,860)	(2,510)	(5,945)
Segment (loss) profit after taxes	$(2,681)	$3,086	$9,012	$(2,564)	$6,853

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Nine months ended September 30, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$54,283	$133,921	$-	$188,204
Cost of sales before depreciation and depletion	-	(33,083)	(60,937)	-	(94,020)
Depreciation and depletion in cost of sales	-	(9,853)	(23,195)	-	(33,048)
Selling, general, and administration	(12,032)	(2,953)	(5,435)	-	(20,420)
Other expenses	(1,968)	(607)	(1,311)	(11,665)	(15,551)
Finance items	(117)	(1,466)	336	-	(1,247)
Segment (loss) profit before taxes	(14,117)	6,321	43,379	(11,665)	23,918
Income taxes	(2,230)	(2,611)	(15,394)	1,129	(19,106)
Segment (loss) profit after taxes	$(16,347)	$3,710	$27,985	$(10,536)	$4,812

	Nine months ended September 30, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$68,310	$135,394	$-	$203,704
Cost of sales before depreciation and depletion	-	(35,616)	(55,089)	-	(90,705)
Depreciation and depletion in cost of sales	-	(9,801)	(23,972)	-	(33,773)
Selling, general, and administration	(10,674)	(3,310)	(5,918)	-	(19,902)
Other income (expenses)	(254)	(63)	(3,448)	(224)	(3,989)
Finance items	(1,516)	5,562	821	-	4,867
Segment (loss) profit before taxes	(12,444)	25,082	47,788	(224)	60,202
Income taxes	(1,836)	(8,721)	(14,108)	(3,779)	(28,444)
Segment (loss) profit after taxes	$(14,280)	$16,361	$33,680	$(4,003)	$31,758

	September 30, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$40,814	$123,190	$241,222	$466,257	$871,483
Total liabilities	$123,677	$37,367	$36,311	$63,859	$261,214
Capital expenditures	$1,239	$8,885	$10,622	$171,427	$192,173

	December 31, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$31,739	$174,985	$286,621	$293,172	$786,517
Total liabilities	$84,575	$35,568	$38,220	$25,350	$183,713
Capital expenditures (twelve months)	$1,448	$16,400	$16,224	$83,335	$117,407

29.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.
Interest rate swaps, and metal contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve and adjusted for credit risk of the Company or the counterparty.
Marketable securities – warrants	The Company determines the value of the warrants using a Black-Scholes valuation model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates. Fair value changes on the warrants are charged to profit and loss.

During the three and nine months ended September 30, 2019 there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
September 30, 2019	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$22,806	$-	$22,806	$-	$22,806	$-	$-
	$-	$22,806	$-	$22,806	$-	$22,806	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$72,177	$72,177	$-	$-	$-	$72,177
Other receivables	-	-	2,521	2,521	-	-	-	2,521
	$-	$-	$74,698	$74,698	$-	$-	$-	$74,698

Financial liabilities measured at Fair Value
Interest rate swap liability	$(1,080)	$-	$-	$(1,080)	$-	$(1,080)	$-	$-
	$(1,080)	$-	$-	$(1,080)	$-	$(1,080)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(39,600)	$(39,600)	$-	$-	$-	$(39,600)
Payroll payable	-	-	(12,552)	(12,552)	-	-	-	(12,552)
Share units payable	-	-	(3,774)	(3,774)	-	(3,774)	-	-
Bank loan payable	-	-	(109,394)	(109,394)	-	(110,000)	-	-
Other payables	-	-	(22,443)	(22,443)	-	-	-	(22,443)
	$-	$-	$(187,763)	$(187,763)	$-	$(113,774)	$-	$(74,595)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2018	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$28,132	$-	$28,132	$-	$28,132	$-	$-
Interest rate swap asset	(224)	-	-	(224)	-	(224)	-	-
Metal forward sales contracts	-	2,646	-	2,646	-	2,646	-	-
	$(224)	$30,778	$-	$30,554	$-	$30,554	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$90,503	$90,503	$-	$-	$-	$90,503
Short term investments	-	-	72,824	72,824	-	-	-	72,824
Other receivables	-	-	3,179	3,179	-	-	-	3,179
	$-	$-	$93,682	$93,682	$-	$-	$-	$93,682

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(24,219)	$(24,219)	$-	$-	$-	$(24,219)
Payroll payable	-	-	(14,976)	(14,976)	-	-	-	(14,976)
Share units payable	-	-	(5,173)	(5,173)	-	(5,173)	-	-
Finance lease obligations	-	-	(8,766)	(8,766)	-	-	-	(8,766)
Bank loan payable	-	-	(69,302)	(69,302)	-	(70,000)	-	-
Other payables	-	-	(4,030)	(4,030)	-	-	-	(4,030)
	$-	$-	$(126,466)	$(126,466)	$-	$(75,173)	$-	$(51,991)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

30.	Supplemental cashflow information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes were as follows:

	Bank Loan	Lease obligations	Interest rate swaps
As at January 1, 2018	$39,871	906	(140)
Transaction costs	(1,338)	-	-
Loss on debt modifications	653	-	-
Interest	116	-	228
Principal payments	-	(1,932)	-
Additions	30,000	9,792	-
Changes in fair value	-	-	(312)
As at December 31, 2018	69,302	8,766	(224)
Initial recognition of IFRS 16	-	7,316	-
As at January 1, 2019	69,302	16,082	(224)
Interest	92	1,255	-
Principal and interest payments	-	(6,644)	-
Additions	40,000	14,658	-
Foreign exchange	-	22	-
Changes in fair value	-	-	(856)
As at September 30, 2019	$109,394	$25,373	$(1,080)

31.	Contingencies and Capital Commitments

(a)	Caylloma Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11,431 consisting of progressive closure activities of $3,646, final closure activities of $7,156, and post-closure activities of $790. Pursuant to the closure regulations, the Company is required to provide the following guarantees with the government:

•	2019 – $7,237
•	2020 – $9,704

The Company has established a bank letter of guarantee in the amount of $7,237 on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2019.

(b)	San Jose Letter of Guarantee

The Company has established two letters of guarantee in the aggregate amount of $1,099 to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023 and September 15, 2022, respectively.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c)	Other Commitments

As at September 30, 2019, the Company had capital commitments of $33,499, $160 and $128 for civil work, equipment purchases and other services at the Lindero Project and the Caylloma and San Jose Mines, respectively, expected to be expended within one year.

(d)	Tax Contingencies

Peru

The Company has been assessed $1,284 (4,343 Peruvian Soles), including interest and penalties of $710 (S. 2,405 Peruvian Soles), for the tax year 2010 by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessments.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

The Company has the amount paid of $1,284 (4,343 Peruvian Soles) in long-term receivables and other as at September 30, 2019, as the Company believes it is probable that the appeal will be successful (note 12).

(e)	SGM Royalty

The Mexican Geological Service (“SGM”) has advised the Company that in 1993 the previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico granted SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry), it was not disclosed to the Company by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by the Company at the time of and since it acquired the concession. The Company has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that the Company’s position will succeed in the event of a dispute. The Company has advised the Mexican mining authorities that it is of the view that no royalty is payable and has taken administrative and legal proceedings to remove reference to the royalty on the title register. The proceedings are progressing in accordance with the procedures of the Mexican administrative court. In the event that the royalty is payable, the amount payable from the Company’s capital resources would not have a material adverse impact on the Company’s ongoing ability to operate.

(f)	Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

32.	Subsequent events

On October 2, 2019, the Company completed a bought deal public offering (the “Offering”) of senior subordinated unsecured convertible debentures with an aggregate principal amount of $40,000. The Offering was subject to an over-allotment option which was exercised in full on October 8, 2019, pursuant to which an additional $6,000 aggregate principal amount of debentures were issued, bringing the aggregate gross proceeds to the Company under the Offering to $46,000. The debentures issued under the Offering including those issued upon exercise of the Over-Allotment Option are collectively referred as the “Debentures”.

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020. The Debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1 principal amount of Debentures, subject to adjustment in certain circumstances.

Subject to certain exceptions in connection with a change of control of the Company, the Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

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